UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 11, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐              No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form F-3 ASR (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013; and

•	Registration Statement on Form F-3 ASR (File No. 333-190718) of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2013, as amended on October 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 11, 2013

SEASPAN CORPORATION

By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend a special meeting (the “Special Meeting”) of shareholders of Seaspan Corporation (the “Corporation”). The Special Meeting will be held at:

Place:    1401 Jardine House, 1 Connaught Place, Central, Hong Kong, China

Date:    January 28, 2014

Time:    10:00 a.m. (Hong Kong Time)

The Notice of Special Meeting and Proxy Statement are enclosed. The business to be transacted at the Special Meeting will be to vote on separate proposals to approve and adopt amendments of the Corporation’s amended and restated articles of incorporation to (1) increase the number of authorized preferred shares from 65,000,000 to 150,000,000, with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100 (the “Preferred Share Amendment”), and (2) declassify the Board of Directors and provide for the annual election of the members of the Board of Directors (the “Declassification Amendment”).

The Board of Directors unanimously recommends that shareholders vote in favor of the Preferred Share Amendment and the Declassification Amendment.

We know that many of our shareholders will be unable to attend the Special Meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the Special Meeting. Whether or not you plan to attend the Special Meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the internet as soon as possible. You may, of course, attend the Special Meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ GERRY WANG
Gerry Wang Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING	2

PROPOSAL 1: AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED PREFERRED SHARES AND AUTHORIZED SHARES OF CAPITAL STOCK	6

PROPOSAL 2: AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS	8

i

SEASPAN CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time and Date	January 28, 2014, 10:00 a.m. (Hong Kong Time).

Place	1401 Jardine House, 1 Connaught Place, Central, Hong Kong, China.

Items of Business	To consider and vote upon separate proposals to approve and adopt amendments to the Corporation’s amended and restated articles of incorporation (the “Amended and Restated Articles of Incorporation”) to (1) increase the number of authorized preferred shares from 65,000,000 to 150,000,000, with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100 (the “Preferred Share Amendment”) and (2) declassify the Board of Directors and provide for the annual election of the members of the Board of Directors (the “Declassification Amendment”).

Adjournments and Postponements	Any action on the items of business described above may be considered at the special meeting of the shareholders (the “Special Meeting”) at the time and on the date specified above or at any time and date to which the Special Meeting may be properly adjourned or postponed.

Record Date	The record date for the Special Meeting is December 2, 2013. Only shareholders of record at the close of business on that date will be entitled to notice and to vote at the Special Meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the Special Meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the Special Meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

December 11, 2013

By Order of the Board of Directors

/s/ MARK CHU
Mark Chu Secretary

This notice of special meeting and proxy statement and form of proxy are being distributed on or about December 11, 2013.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors (the “Board”) of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (referred to in this proxy statement as “Seaspan,” the “Corporation,” “we” or “us”), is soliciting your proxy to vote at the special meeting of shareholders (the “Special Meeting”) to be held on January 28, 2014 at 10:00 a.m. (Hong Kong Time) at 1401 Jardine House, 1 Connaught Place, Central, Hong Kong, China. You are invited to attend the Special Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead you may simply complete, sign and return the enclosed proxy card in the enclosed envelope, or follow the instructions below to submit your proxy by facsimile or email.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the Special Meeting.

Q:	What items of business will be voted on at the Special Meeting?

A:	The items of business scheduled to be voted on at the Special Meeting are:

•

an amendment to the Corporation’s Amended and Restated Articles of Incorporation to increase the number of authorized preferred shares from 65,000,000 to 150,000,000, with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100 (the “Preferred Share Amendment”), and

•

an amendment to the Corporation’s Amended and Restated Articles of Incorporation to declassify the Board and provide for the annual election of the members of the Board (the “Declassification Amendment”).

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” the Preferred Share Amendment and “FOR” the Declassification Amendment.

Q:	Who may vote at the Special Meeting?

A:	You may vote all of the common shares that you owned at the close of business on December 2, 2013, the record date for the Special Meeting. On the record date, we had approximately 69,229,474 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

We also have outstanding 200,000 Series A 12% Cumulative Preferred Shares, par value $0.01 per share (the “Series A Preferred Shares”) and the holders of such shares are entitled to vote together with the holders of common shares on all matters voted upon by our shareholders. The holders of our Series A Preferred Shares will also vote as a separate class, together with the holders of our Series C and D Preferred Shares (as defined below) on the Preferred Share Amendment. Each holder of Series A Preferred Shares is entitled to the number of votes equal to the largest number of whole common shares into which all Series A Preferred Shares held of record by such holder could be converted as of the date immediately preceding the record date for the determination of the shareholders entitled to vote on such matters. As of the record date for the meeting, the holders of Series A Preferred Shares were entitled to 22,731,092 votes in the aggregate, or approximately 113 votes per Series A Preferred Share.

We also have outstanding 13,672,408 of our 9.5% Cumulative Redeemable Perpetual Series C Preferred Shares (“Series C Preferred Shares”) and 5,105,000 of our 7.95% Cumulative Redeemable Perpetual Series D Preferred Shares (“Series D Preferred Shares”), and the holders of such shares are entitled to vote together with the holders of our Series A Preferred Shares, as a separate class, with respect to the Preferred Share Amendment. This separate vote is in addition to the vote on the Preferred Share Amendment by the holders of our common shares and Series A Preferred Shares. Each holder of Series C and D Preferred Shares is entitled to one vote on the Preferred Share Amendment for each Series C or D Preferred Share held of record as of the record date for the Special Meeting.

You may vote all shares owned by you as of the record date for the Special Meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Corporation, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the Special Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the Special Meeting?

A:	You are entitled to attend the Special Meeting only if you were a Seaspan shareholder as of the close of business on December 2, 2013 or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the Special Meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the Special Meeting. The meeting is scheduled to begin promptly at 10:00 a.m. (Hong Kong Time) at 1401 Jardine House, 1 Connaught Place, Central, Hong Kong, China.

Q:	How can I vote my shares in person at the Special Meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the Special Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Special Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the Special Meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Shareholders of record of our common shares and Series A, C and D Preferred Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the internet as directed on the proxy card or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the Special Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail (to the address set forth below under “How may I obtain a separate set of voting materials?”) received prior to your shares being voted or by attending the Special Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the Special Meeting?

A:	A quorum is required for our shareholders to conduct business at the Special Meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?

A:	If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” the Preferred Share Amendment and “FOR” the Declassification Amendment).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares will constitute “broker non-votes,” because the proposals represent “non-discretionary” matters for which the broker is not permitted to vote your shares. In tabulating the voting result for a proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will have the same effect as voting “AGAINST” the adoption of the proposals because the required vote for each proposal is based on the number of shares outstanding rather than the number of votes cast, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the Proposals?

A:	The proposal to adopt the Preferred Share Amendments requires the affirmative “FOR” vote, either in person or by proxy, of the holders of at least a majority of (1) the outstanding Class A common shares and the Series A Preferred Shares (voting as a single class and, in the case of the Series A Preferred Shares, on an “as-converted” basis) and (2) the voting power of all outstanding Series A, C and D Preferred Shares (voting as a single class and based on their respective voting rights). The proposal to adopt the Declassification Amendment requires the affirmative “FOR” vote, either in person or by proxy, of the holders of at least 80% of the outstanding Class A common shares and the Series A Preferred Shares (voting as a single class and, in the case of the Series A Preferred Shares, on an “as-converted” basis).

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the internet.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong, China

Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the Special Meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. The Corporation also has retained Georgeson Inc. to assist with the solicitation of proxies for a fee not to exceed $10,000, plus reimbursement for out-of-pocket expenses. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the Special Meeting?

A:	We intend to announce preliminary voting results at the Special Meeting and publish final results in our annual report on Form 20-F for the year ending December 31, 2013.

PROPOSAL 1

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

TO INCREASE THE NUMBER OF AUTHORIZED PREFERRED SHARES AND AUTHORIZED

SHARES OF CAPITAL STOCK (THE “PREFERRED SHARE AMENDMENT”)

Introduction

Our Amended and Restated Articles of Incorporation currently authorize the issuance of up to 65,000,000 preferred shares, each with a par value of US$0.01, and up to a total of 290,000,100 shares of capital stock, including common and preferred shares. Our Amended and Restated Articles of Incorporation authorize “blank check” preferred shares, the terms of which can be designated by our Board. Pursuant to this authority, our Amended and Restated Articles of Incorporation currently designate Series A, Series B, Series C, Series D and Series R Preferred Shares. Of the 65,000,000 preferred shares authorized by our existing Amended and Restated Articles of Incorporation, 200,000 of the 315,000 authorized shares designated as 12% Cumulative Series A Preferred Shares are issued and outstanding, none of the 260,000 authorized shares designated as Cumulative Series B Preferred Shares are issued and outstanding, 13,672,408 of the 40,000,000 authorized shares designated as 9.5% Cumulative Redeemable Perpetual Series C Preferred Shares are issued and outstanding, 5,105,000 of the 20,000,000 authorized shares designated as 7.95% Cumulative Redeemable Perpetual Series D Preferred Shares are issued and outstanding, and none of the 1,000,000 authorized shares of our Series R Participating Preferred Stock are issued and outstanding. We currently do not intend to issue additional Series A, B or C Preferred Shares. Our Series R Preferred Shares relate to our shareholders rights agreement.

Description of the Amendment

On October 30, 2013, the Board unanimously approved an amendment to Article III of the Amended and Restated Articles of Incorporation, subject to shareholder approval, to increase the number of preferred shares authorized for issuance from 65,000,000 to 150,000,000 preferred shares, with a corresponding increase in the number of our total shares of capital stock authorized for issuance from 290,000,100 to 375,000,100, as set forth in Appendix A.

Purpose of the Amendment

The Board is recommending this increase in the number of authorized preferred shares and shares of authorized capital stock primarily to give the Corporation additional flexibility to raise capital through the issuance of additional preferred shares. The preferred shares may be issued by the Board in its discretion upon the terms (including dividends, conversion prices, voting rights, redemption prices, maturity dates and other matters, if any) as the Board or an applicable Board committee deems appropriate.

The newly authorized preferred shares would be issuable for any proper corporate purpose, including raising capital for future growth, investment opportunities or other corporate purposes. The Board believes that these additional preferred shares will provide the Corporation with the ability to timely act on favorable preferred share market conditions in the future without the potential expense and delay incident to obtaining shareholder approval for a particular issuance or an amendment to the Amended and Restated Articles of Incorporation at that time.

Effect of the Amendment

The increase in the number of preferred shares and shares of capital stock authorized for issuance will have no dilutive effect upon the proportionate voting power of our present shareholders. Any subsequent issuance of the preferred shares could have a dilutive effect upon the voting power of our present shareholders if such terms are deemed appropriate by our Board.

Effectiveness

The Preferred Share Amendment will become effective upon the filing of an amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders.

Required Vote

Approval of the Preferred Share Amendment requires the affirmative vote, either in person or by proxy, of the holders of at least a majority of the (1) outstanding Class A common shares and the Series A Preferred Shares (voting as a single class and, in the case of the Series A Preferred Shares, on an “as-converted” basis) and (2) voting power of the outstanding Series A, C and D Preferred Shares (voting as a single class and based on their respective voting rights). Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PREFERRED SHARE AMENDMENT.

PROPOSAL 2

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

TO DECLASSIFY THE BOARD OF DIRECTORS

(THE “DECLASSIFICATION AMENDMENT”)

Introduction

The Amended and Restated Articles of Incorporation of the Corporation currently prescribe a classified board of directors comprised of three classes, with directors elected for staggered, three-year terms.

Description of the Amendment

On October 30, 2013, the Board unanimously approved an amendment to Article V of the Amended and Restated Articles of Incorporation, subject to shareholder approval, to declassify the Board and provide for the annual election of the members of the Board, as set forth in Appendix B.

Purpose of the Amendment

Although the Board believes that a classified board may promote continuity and stability and encourage directors to take a long-term perspective of management and reduce a company’s vulnerability to coercive takeover tactics, the Board also recognizes that many investors and institutions believe that a classified board structure may reduce the accountability of directors to shareholders, insulate poorly performing directors, reduce the opportunity to receive takeover premiums and does not represent a corporate governance “best practice.” The Board believes that this latter view outweighs the potential advantages to the Corporation of a classified board given the Corporation’s current and long-term needs and goals.

Effect of the Amendment

This Declassification Amendment will declassify the Board and require the annual election of the members of the Board.

Effectiveness

This Declassification Amendment will become effective upon the filing of an amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders.

Required Vote

Approval of this Preferred Share Amendment requires the affirmative vote, either in person or by proxy, of the holders of at least 80% of the outstanding Class A common shares and the Series A Preferred Shares (voting as a single class and, in the case of the Series A Preferred Shares, on an “as-converted” basis). Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE DECLASSIFICATION AMENDMENT.

APPENDIX A

PREFERRED SHARE AMENDMENT

The Corporation’s Amended and Restated Articles of Incorporation will be amended by deleting Article III in its entirety and replacing it with the following (which is marked to show changes to the existing Article III):

“ARTICLE III

AUTHORIZED SHARES

Section 3.1 Authorized Shares. The aggregate number of shares of stock that the Corporation shall have authority to issue is three-hundred seventy-five million one hundred (375,000,100)~~two hundred and ninety million one hundred (290,000,100)~~, consisting of common shares and preferred shares.

(a) Number of Common Shares. The Corporation is authorized to issue two-hundred and twenty-five million one hundred (225,000,100) common shares, consisting of two-hundred million (200,000,000) Class A common shares, each with a par value of one United States cent (US$0.01) (the “Class A Common Shares”), twenty-five million (25,000,000) Class B common shares, each with a par value of one United States cent (US$0.01) (the “Class B Common Shares”), and one-hundred (100) Class C common shares, each with a par value of one United States cent (US$0.01) (the “Class C Common Shares,” together with the Class A Common Shares and the Class B Common Shares, the “Common Shares”).

(b) Number of Preferred Shares. The Corporation is authorized to issue one hundred fifty million (150,000,000)~~sixty-five million (65,000,000)~~ preferred shares, each with a par value of one United States cent (US$0.01) (the “Preferred Shares”).

In these Amended and Restated Articles of Incorporation, unless specifically stated otherwise herein, the term “shares” means the Common Shares and the Preferred Shares, and the term “shareholders” means holders of the Common Shares and the Preferred Shares.”

APPENDIX B

DECLASSIFICATION AMENDMENT

The Corporation’s Amended and Restated Articles of Incorporation will be amended by deleting Article V in its entirety and replacing it with the following (which is marked to show changes to the existing Article V):

“ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Directors.

(a) Powers. The management of all the affairs, property and business of the Corporation shall be vested in a Board of Directors (the “Board of Directors” or “Board”), who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Amended and Restated Articles of Incorporation.

(b) Number and Class. The number of persons constituting the Board of Directors shall not be less than three (3) or more than nine (9), as fixed from time to time by the Board of Directors. The Board of Directors shall be divided into three classes (“Class I,” “Class II,” and “Class III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three classes expiring each year. The initial term of office of the Class I directors shall expire at the 2006 Annual Meeting of Shareholders, the initial term of office of the Class II directors shall expire at the 2007 Annual Meeting of Shareholders, and the initial term of office of the Class III directors shall expire at the 2008 Annual Meeting of Shareholders. Commencing with the 2006 Annual Meeting of Shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. Notwithstanding the foregoing, effective immediately prior to the commencement of the 2014 Annual Meeting of Shareholders, the division of the directors into three classes and the preceding provisions of this paragraph (b) (other than the first sentence of this paragraph (b)) shall terminate and be of no further force or effect, and at each annual meeting of shareholders beginning with the 2014 Annual Meeting of Shareholders (and all subsequent annual meetings of the Corporation’s shareholders), each director shall be elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. Notwithstanding the foregoing, effective immediately prior to the commencement of the 2014 Annual Meeting of Shareholders, the division of the directors into three classes and the preceding provisions of this paragraph (b) (other than the first sentence of this paragraph (b)) shall terminate and be of no further force or effect, and at each annual meeting of shareholders beginning with the 2014 Annual Meeting of Shareholders (and all subsequent annual meetings of the Corporation’s shareholders), each director shall be elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified.

(c) Election. Directors shall be elected by a plurality of the votes cast at a meeting by the holders of the Class A Common Shares and the Class B Common Shares, voting as a single class. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

(d) Removal. Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation, any director or the entire Board of Directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding Class A Common Shares and Class B Common Shares entitled to vote generally in the election of directors (voting together for this purpose as one class) cast at a meeting of the shareholders called for that purpose.

(e) Vacancies. Except as otherwise provided in these Amended and Restated Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next annual meeting of shareholders ~~selection of the class for which such directors shall have been chosen~~ and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(f) Outstanding Preferred. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting as a class, to elect one or more directors of the Corporation, the provisions of paragraphs (b), (c), (d) and (e) shall not apply with respect to the director or directors elected by such holders of Preferred Shares.

(g) Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by a vote of not less than 80% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class.”